Stradley Ronon Stevens & Young, LLP Suite 2600 2005 Market Street Philadelphia, PA 19103-7018 Telephone (215) 564-8000 Fax (215) 564-8120 www.stradley.com

Michael P. O’Hare

mohare@stradley.com

(215) 564-8198

April 30, 2015

Filed Via EDGAR (CIK #0001618627)
Keith A. Gregory, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	PENN Capital Funds Trust (the “Trust”)
Subject:	(File Nos. 811-23011 and 333-200168)

Dear Mr. Gregory:

On behalf of the above-referenced Trust, submitted herewith via the EDGAR system, please find the Trust’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via email on December 11, 2014 with regard to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”), filed with the Commission on November 13, 2014 under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), in order to register the PENN Small/Mid Cap Equity Fund, PENN Mid Cap Equity Fund, PENN High Yield Fund and PENN Senior Floating Rate Income Fund series of shares of the Trust (each a “Fund” and, collectively, the “Funds”).  Each comment from the Staff is reproduced below, followed by the Trust’s response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Registration Statement.

GENERAL COMMENTS

1.           Comment: Missing Information – Please complete or update all missing information that is currently in brackets or missing in the Registration Statement (e.g., Cover Page, Fee Table, information in the Statement of Additional Information (“SAI”) and Exhibits).

Response: The Trust confirms that all missing information will be provided prior to effectiveness of the Registration Statement.

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2.           Comment: Defined Terms – Please capitalize defined terms and use defined terms consistently throughout the Registration Statement (e.g., “Board of Trustees” and “Board” and “net asset value” and “NAV”).

Response:  The disclosure has been revised as requested.

3.           Comment: Fidelity Bond – All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

Response:  The Trust acknowledges its obligation to make the fidelity bond filings required by Rule 17g-1 under the 1940 Act.

4.           Comment: Reorganization – Please supplementally confirm that the Funds will not be publicly offered until the completion of the reorganization of the Predecessor Funds into the Funds.

Response:  The Trust confirms that shares of the Funds will not be publicly offered until the completion of the reorganization of the Predecessor Funds into the Funds.

5.           Comment: Certain Board Matters – Please note that the Registration Statement will not be accelerated until the Trust has a properly constituted Board and has completed all other organizational actions required under the 1940 Act. In particular, we note that the Registration Statement makes reference to certain Board approvals and Board determinations in the present tense (e.g., Board Leadership Structure, Committee compositions, and Trustee qualifications). Please supplementally confirm to the staff that such approvals and determinations have been made or will be ratified by a properly constituted Board.

Response:  The Trust confirms that all required organizational actions will be taken by a properly constituted Board prior to effectiveness of the Registration Statement.

6.           Comment: Predecessor Funds – Please include the audited financial statements for the Predecessor Funds in the Registration Statement.

Response: The performance of the Predecessor Funds for periods prior to the inception date of the Funds will not be used in calculating the performance of the Funds.  The Registration Statement has been revised accordingly.  Therefore, audited financial statements for the Predecessor Funds have not been included in the Registration Statement.

PROSPECTUS

Fund Summary

Fees and Expenses (All Funds)

7.           Comment: AFFE – We note that each Fund’s strategy disclosure references investment in other investment companies, including ETFs. If the Fund expects to have acquired fund fees

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and expenses (“AFFE”) greater than one basis point of its average net assets, please include a line item in the Table for AFFE. If AFFE are not expected to exceed one basis point, please include such expenses in the “Other Expenses” line in the Table. If included as a separate line item, please also disclose in a footnote to the Table that AFFE are based on estimated amounts for the current fiscal year. See Instruction 3(f)(iv) of Item 3 of Form N-1A.

Response:  The Trust confirms that AFFE are not expected to exceed 0.01% (one basis point) of average net assets of a Fund for the current fiscal year.  Therefore, each Fund has included those fees and expenses under the subcaption “Other Expenses” in the Table.  Footnote 1 to the Table in each Fund Summary has been revised as follows:

“Other Expenses” are based on the estimated amounts for the current fiscal year and include “Acquired Fund Fees and Expenses,” which are estimated to be less than 0.01% of the average net assets of the Fund.

8.           Comment: Fee Waiver – Please confirm supplementally that the fee waiver described in footnote 2 will be in effect for no less than one year from the effective date of the Registration Statement. See Instruction 3(e) of Item 3 of Form N-1A.

Response:  The Trust confirms that the expense limitation agreement for the Funds will remain in effect for at least one year from the effective date of the Funds’ Registration Statement.

9.           Comment: Recoupment Rights – The last two sentences of footnote 2 state as follows: “The expense limitation agreement may be terminated by the Board of Trustees at any time and also will terminate automatically upon the expiration or termination of the Fund’s advisory contract with the Advisor. Upon termination of the expense limitation agreement, however, the Advisor’s three year recoupment rights will survive.” The staff takes the position that the survival of the Advisor’s recoupment rights closely resembles a penalty clause that would restrict the Board and the shareholder’s ability to terminate the advisory contract in contravention of section 15(a)(2) of the 1940 Act. Accordingly, please delete this provision from the advisory contract and/or expense limitation agreement and the last sentence of the footnote.

Response:  The expense limitation agreement and corresponding disclosure in the footnote to the Table has been revised as requested.

10.           Comment: Expense Example – Please clarify, if accurate, that the expense example applies whether a shareholder holds or redeems shares of the Fund. See Item 3 of Form N-1A.

Response:  Pursuant to Instruction 4(f) to Item 3 of Form N-1A, the Trust has omitted disclosure regarding the costs a shareholder would bear if he did not redeem his shares (i.e., held his shares) because no sales charge (load) or other fee is charged upon redemption.  The current disclosure in the expense example narrative explanation is consistent with the requirements of Item 3.  Therefore, no changes to the expense example narrative explanation have been made in response to this comment.

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April 30, 2015

General Comments on Principal Investment Strategies and Principal Investment Risks (All Funds)

11.           80% Test and Rule 35d-1:

Comment: Net Assets and Borrowings – In the Summary Section, the disclosure indicates that a Fund will seek to achieve its investment objective by investing, under normal circumstance, at least 80% of its net assets in the securities suggested by its name. Please revise this policy for each Fund to provide that, under normal circumstances, the Fund will invest at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in the securities suggested by its name. See Rule 35d-1 under the 1940 Act.

Response:  The “Policy Regarding Fund Names” section of the SAI provides:

As each Fund has adopted a policy of investing at least 80% of its net assets in the type of securities suggested by the Fund’s name, the term “net assets” means the Fund’s net assets, including any borrowings for investment purposes, consistent with SEC requirements.

Because the Funds do not currently engage in borrowing for investment purposes, Trust management believes that Prospectus disclosure specifically relating to the impact of borrowings for investment purposes would be potentially misleading.

Comment: 20% Bucket – The disclosure regarding the types of securities that each Fund may invest in outside of its 80% bucket is not clear. For example, the disclosure relating to the 20% bucket for the High Yield Fund states that it may invest in “other securities and instruments.” Please revise, as appropriate.

Response:  In response to your comment, the disclosure referenced above in the PENN High Yield Fund Summary Section has been revised as follows:

The Fund may also invest in common stock received through restructuring of a defaulted bond or from the conversion of a convertible security, and investment grade debt instruments.

Disclosure in the PENN Senior Floating Rate Income Fund Summary Section has been revised as well in response to your comment.

12.           Comment: Plain English and Disclosure Guidance – Please review the Prospectus disclosure in light of the plain English requirements under rule 421(d) of the Securities Act of 1933 and recent IM staff guidance, particularly in the Summary Section of the Prospectus. See generally Guidance Regarding Mutual Fund Enhanced Disclosure, IM Guidance Update (2014-08) (June 2014) (Guidance). We note the following:

a.           Technical Terms and Paragraph Structure:  Please avoid the use of technical terms or industry jargon and long sentences. See Guidance at 3. In particular, we note that the Funds’ description of the Advisor’s quantitative and qualitative research methods is very

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technical and difficult to understand. For example: (i) the text in fourth paragraph on page 2 includes: “enterprise value to cash flow,” “price relative to free cash flow,” and “near term catalysts for appreciation;” and (ii) the text in the fourth paragraph on page 12 includes: “relative value across the high yield market,” “individual capital structures,” “projected future credit metrics,” and “enterprise value and event risk.” Please review the disclosure for each Fund and consider revising similar disclosure in accordance with plain English principles.

Response:  The disclosure has been revised as requested.

Specific Comments on Principal Investment Strategies and Principal Investment Risks

13.           Comment: REIT Classification – For any Fund with significant REIT investments, please clarify whether such entities are equity, mortgage, and/or public or privately offered REITs, and provide related risk disclosure, as appropriate. We also note that the Small/Mid Cap Equity Fund refers to REITs as equity, while the Senior Floating Rate Income Fund refers to them as debt. Please address this inconsistency.

Response:  In response to your comment, Prospectus disclosure with respect to the PENN High Yield Fund and PENN Senior Floating Rate Income Fund has been revised to clarify that those Funds may invest in debt obligations issued by REITs. As the Funds do not expect to make significant investments in REITs, no additional revisions to the Prospectus disclosure regarding REITs have been made.

14.           Liquidity Risk/Derivatives:

a.           Comment: Liquidity Risk – Certain Funds include a principal “Liquidity Risk” factor. Please clarify the types of investments or instruments to which this risk relates.

Response:  As noted in the Prospectus disclosure, liquid portfolio investments may become illiquid or less liquid after purchase by a Fund due to low trading volume, adverse investor perceptions and/or other market developments.  Therefore, Trust management believes that identifying specific instruments under “Liquidity Risk” to the exclusion of others would be potentially misleading to shareholders.  Therefore, the requested change has not been made.

b.           Comment: Derivatives – For any Fund that may significantly invest in derivative instruments, please identify each principal type of derivative, as applicable, and highlight their related risks. We may have further comments on this issue. See generally Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

Response:  The Funds do not currently invest in derivative instruments as a principal investment strategy.  Thus, no disclosure regarding a Fund’s use of derivative instruments has been included in the Prospectus.

15.           Comment: Performance Information (Pages 10, 21) – If currently known, please supplementally disclose the broad-based securities market index that the Advisor intends to

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include in the Average Annual Total Returns Table for the Mid Cap Equity Fund and the Senior Floating Rate Income Fund.

Response:  The PENN Mid Cap Equity Fund’s benchmark index for performance comparison purposes is the Russell Midcap® Index and the PENN Senior Floating Rate Income Fund’s benchmark index for performance comparison purposes is the Credit Suisse Institutional Leveraged Loan Index.

Comments on Prior Performance
(Small/Mid Cap Equity Fund and High Yield Fund) (Pages 4-5, 15-16)

16.           Comment: Historical Information – Please supplementally address the following: (i) please describe the background of the Predecessor Funds in greater detail, including when and why such funds were created and whether the Advisor managed any other accounts (“Accounts”) that were substantially similar to the Funds; and (ii) were any other Accounts converted to registered investment companies, if not, why not.

Response:  Please see the response to Comment 6 above.

17.           Comment: Performance Matters – Please supplementally explain why the Predecessor Funds were chosen to be registered. In addition, please state whether any other substantially similar Accounts had lower performance as compared to the Predecessor Funds.

Response:  Please see the response to Comment 6 above.

18.           Comment: Assets – Please supplementally state whether each Predecessor Fund has or will have transferred substantially all or only a portion of its portfolio securities to its successor registered Fund.

Response:  Please see the response to Comment 6 above.

19.           Comment: Sub-chapter M – Please supplementally state whether the Advisor believes that each Predecessor Fund could have complied with Sub-chapter M of the Internal Revenue Code.

Response: Please see the response to Comment 6 above.

20.           Comment: Performance Calculation – Please disclose specifically the source of the prior performance information and the method of performance calculation. If the standard SEC method is not used, disclose how the method used differs from the SEC method.

Response: Please see the response to Comment 6 above.

21.           Comment: Audit – Please supplementally state whether the performance of the Predecessor Funds was audited or verified. If so, please include disclosure identifying the entity that conducted the audit or verification, including the type of audit or verification. Please also

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include a consent for such audit/verification as an exhibit to the Registration Statement, as appropriate.

Response:  Please see the response to Comment 6 above.

Comments on Specific Funds

22.           High Yield Fund (Pages 12-15):

a.           Comment: Principal Investment Strategies – Please include a brief description of the mechanics of a leveraged loan. Please also clarify whether the Fund will make significant investments in PIK bonds. If so, please include related risk factors. In addition, please disclose the expected duration or the dollar-weighted average maturity of the Fund’s portfolio securities. If the Fund uses a duration measurement, please briefly explain the concept of duration. Also, please provide an example illustrating the concept of duration in the Prospectus.

Response:  References to “leveraged” loans have been removed from the Prospectus.  In response to your comment, risk disclosure related to investments in payment-in-kind securities has been added to the Item 4 and Item 9 sections of the Prospectus. The Advisor does not manage the PENN High Yield Fund to an expected duration or a dollar-weighted average maturity.  Therefore, no disclosure has been added to the Prospectus regarding an expected duration or dollar-weighted average maturity.

b.           Principal Investment Risks:

(i)           Comment: Agent Insolvency Risk – This risk refers to syndicated loans. However, the principal strategies section does not include disclosure with respect to “syndicated loans.” Please address this inconsistency.

Response:  The disclosure has been revised as requested.

(ii)           Comment: Leveraged Loan Risk – If significant, please consider including a separate “Leveraged Loan Risk.”

Response: As noted above, references to “leveraged” loans have been removed from the Prospectus.

(iii)           Comment: Sector Risk – If the Fund may make significant investments in specific industries and/or market sectors (e.g., oil and gas), please identify those and include appropriate risk disclosure and revise the principal investment strategy disclosure, as necessary.

Response: The PENN High Yield Fund does not expect to make significant investments in specific industries and/or market sectors.

U.S. Securities and Exchange Commission
April 30, 2015

23.           Senior Floating Rate Income Fund (Pages 19-21):

a.           Principal Investment Strategies and Principal Investment Risks:

(i)           Comment: 80% Test – The Fund includes an 80% test relating to investments in floating or adjustable rate senior secured loans, senior corporate debt and other senior fixed income obligations. Please note that “senior fixed income securities”, although senior securities, will not satisfy the 80% test as they are not floating or adjustable rate securities. Please revise the Prospectus and SAI accordingly.

Response:  In response to your comment, the disclosure referenced above has been revised as follows:

The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets in floating rate senior secured loans, floating rate senior corporate debt and other floating rate senior instruments.

(ii)           Comment: Floating and Adjustable Rate Securities – Please consider briefly describing the definition and/or mechanics of a “floating or adjustable rate” security in the Item 4 or Item 9 principal investment strategies disclosure.

Response:  In response to your comment, the following disclosure has been added to the Item 4 and Item 9 principal investment strategies disclosure, as requested:

Floating rate securities generally pay interest at rates that adjust whenever a specified interest rate changes and/or reset on predetermined dates (such as the last day of a month or calendar quarter).

(iii)           Comment: Duration and Maturity – The disclosure indicates that the Fund will primarily invest in portfolio securities with short to intermediate maturities. Please clarify this disclosure to provide the expected duration or the dollar-weighted average maturity of the Fund’s portfolio securities. If the Fund uses a duration measurement, please briefly explain the concept of duration. Also, please provide an example illustrating the concept of duration in the Prospectus.

Response:  The Advisor does not manage the PENN Senior Floating Rate Income Fund to an expected duration or a dollar-weighted average maturity.  Therefore, the above referenced sentence disclosure has been removed from the Prospectus.  Further, no disclosure has been added to the Prospectus regarding an expected duration or dollar-weighted average maturity.

(iv)           Comment: Syndicated Loans – The disclosure states that “Syndicated loans are actively traded in the high yield market.” Please supplementally explain this statement in light of the fact that syndicated loans frequently contain certain restrictions on resale and are subject to potential liquidity concerns.

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Response:  In response to your comment, the sentence referenced above has been deleted.

(v)           Comment: LIBOR – The disclosure states that “Loan coupons are typically “floating rate” and are set using LIBOR plus a spread.” Please clarify whether this disclosure refers only to syndicated loans or to floating and adjustable rate loans in general. Please also briefly explain the meaning of “loan coupon.”

Response:  The sentence referenced above has been revised as follows, as requested:

Floating rate coupons are typically set using the London Inter-Bank Offered Rate (“LIBOR”) plus the spread.  The coupon determines the periodic interest payment that the loan holder will receive.

(vi)           Comment: Sector Risk – If the Fund may make significant investments in specific industries and/or market sectors (e.g., oil and gas), please identify those and include appropriate risk disclosure and revise the principal investment strategy disclosure, as necessary.

Response: The PENN Senior Floating Rate Income Fund does not expect to make significant investments in specific industries and/or market sectors.

Management

24.           Comment: Length of Service (pp. 5, 10, 16, 22, and 33-34) – We note that the term “since its inception” is used in reference to the length of time the portfolio managers have managed the Funds. For clarity, please consider adding the date of inception.

Response:  The disclosure has been revised as requested.

Classes of Shares

25.           Comment: Fair Value Pricing (p. 35) – Please provide greater detail regarding what would give rise to the Advisor or the Board determining that market prices are unreliable, thus resulting in fair valuing of the Fund’s securities. Please also clarify that the Prospectuses for ETFs and investment companies in which the Funds may invest will explain the circumstances under which those funds will use fair value pricing and the effects of using fair value pricing. See Item 11(a) of Form N-1A.

Response:  In response to your comment, the first sentence under the “Classes of Shares – Fair Value Pricing” section of the Prospectus has been revised as follows:

Occasionally, reliable market quotations are not readily available (such as for certain restricted or unlisted securities and private placements) or securities and other assets may not be reliably priced (such as in the case of trade suspensions or halts, price movement limits set by certain foreign markets, and thinly traded or illiquid securities), or there may be events affecting the value of foreign securities or other securities held by the Funds

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 that occur when regular trading on foreign or other exchanges is closed, but before trading on the NYSE is closed.

In addition, the following sentence has been added to the “Classes of Shares – When and How NAV is Determined” section of the Prospectus:

The investment company’s prospectus explains the circumstances under which the company will use fair value pricing and the effects of using fair value pricing.

How to Buy, Sell, Exchange and Transfer Shares

26.           Comment: Good Order (p. 38) – On page 38, in the top right column, please consider defining the term “good order.”

Response:  In response to your comment, the disclosure referenced above has been revised as follows:

Purchase orders received in good order (i.e., a fully completed and properly signed account application and any additional supporting legal documentation required by the Advisor and/or Transfer Agent have been received in legible form) prior to the close of regular trading on the NYSE (generally, 4:00 p.m., Eastern time) are priced at the NAV determined that day.

Right to Suspend Sales and Reject Purchase Orders

27.           Comment: Rejection of Purchase Orders (Page 42) – In the fourth paragraph on page 42, the disclosure indicates that the Fund may reject purchase orders from any investor who has a pattern of excessive or disruptive trading in “other mutual funds.” Please include disclosure as to how the Advisor or the Board would obtain such information about a Fund investor.

Response:  In response to your comment, the disclosure referenced above has been revised as follows:

For example, a Fund may reject any purchase order, including an exchange, from any investor who, in the Advisor’s opinion, has a pattern of short-term or excessive trading in the Funds or whose trading has been disruptive to a Fund.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions

28.           Comment: Limitations on Borrowing and Illiquid Securities (p. 1) – The second paragraph of this section states that the percentage limitations of the investment restrictions apply only at the time of investment. Please revise this sentence to include exceptions to this policy for borrowings and illiquid investments.

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Response:  In response to your comment, the second paragraph has been revised as follows:

The percentage limitations referred to in these restrictions generally apply only at the time of investment.  A later increase or decrease in a percentage that results from a change in value in the portfolio securities held by a Fund will not be considered a violation of such limitation, with the exception of the Fund’s limitations on borrowing as described below, and a Fund will not necessarily have to sell a portfolio security or adjust its holdings in order to comply.

29.           Comment: Investment Restriction 1 (p. 2) – With respect to Fundamental Investment Restriction 1 regarding borrowing money or issuing senior securities, please provide adjacent narrative disclosure of what is permitted by the 1940 Act.

Response: Information regarding the restrictions of the 1940 Act with respect to borrowing and senior securities is provided under the “Borrowings” section of the SAI.  In response to your comment, the following sentence has been added at the end of the “Investment Restrictions” section of the SAI:

With respect to #1 above, for more information about the restrictions of the 1940 Act on the Funds with respect to borrowing and senior securities, see the section “Borrowings” below.

30.           Comment: Investment Restriction 5 (p. 2) – With respect to Fundamental Investment Restriction 5 regarding concentration, please provide adjacent narrative disclosure indicating that the Funds will, for the purpose of determining whether a Fund’s portfolio is concentrated in a particular industry, look through to the securities held by other investment companies in which the Fund invests.

Response:  As requested, disclosure has been added that states that for purposes of complying with a Fund’s investment limitation with respect to industry concentration, the Fund will look through to the security holdings of any investment company in which it invests.

31.           Comment: Non-Fundamental Policy/Illiquid Securities – Please include a non-fundamental policy of not investing more than 15% of the Fund’s net assets in illiquid securities.

Response:  The requested change has not been made.  Trust management notes that such a restriction is already included under the “Restricted and Illiquid Securities” section of the SAI.

Policy Regarding Fund Names

32.           Comment: Derivatives (Page 4) – Please confirm that derivatives will be valued at market/fair value rather than notional value for the purposes of each Fund’s 80% policy.

Response:  For purposes of a Fund’s principal investment strategy, the value of a derivative instrument is calculated in the same manner as the value is calculated according to a Fund’s valuation policies and procedures for purposes of determining the Fund’s net asset value.

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33.           Comment: Restricted and Illiquid Securities (p. 23) – Please revise the sentence regarding the application of percentage limits to illiquid securities to indicate that this policy should not be limited to the time of purchase of such securities. In addition, please discuss any corrective measures that will be implemented in order to maintain the required 15% threshold on investments in illiquid securities.

Response:  In response to your comment, the first sentence under the “Restricted and Illiquid Securities” section of the SAI has been revised as follows:

Each Fund may invest up to 15% of its net assets in securities that are illiquid, which includes securities with legal or contractual restrictions on their disposition, and securities for which there are no readily available market quotations.

In addition, the following disclosure has been added under the “Restricted and Illiquid Securities” section of the SAI:

After the purchase of a security issued pursuant to Rule 144A, however, the Board and the Advisor will continue to monitor the liquidity of that security to ensure that each Fund has no more than 15% of its net assets in illiquid securities.  If the Advisor determines that a security purchased in reliance on Rule 144A that was previously determined to be liquid, is no longer liquid and, as a result, a Fund’s holdings of illiquid securities exceed the Fund’s 15% limit on investment in such securities, the Advisor will determine what action shall be taken to ensure that the Fund continues to adhere to such limitation, including disposing of illiquid assets which may include such Rule 144A securities.

Disclosure of Portfolio Holdings

34.           Comment: Third Parties (Page 30) – In the fourth paragraph on page 30, if there are any third party agreements, please identity the service providers that receive non-public portfolio holdings disclosures by name and disclose the frequency with which the information is disclosed and the length of the lag between the date of the information and the disclosure date. See Item 16(f) of Form N-1A. Please also describe whether any compensation is paid to the Fund for the disclosure of portfolio holdings.

Response:  In response to your comment, the fourth and fifth paragraphs under the “Disclosure of Portfolio Holdings” section of the SAI have been revised as follows:

The Policy also provides that a Fund’s portfolio holdings information may be released to selected third parties only when the Fund has a legitimate business purpose for doing so and the recipients are subject to a duty of confidentiality (including appropriate related limitations on trading), either through the nature of their relationship with the Funds or through a confidentiality agreement. Under the Policy, the Funds may share their portfolio holdings information with certain primary service providers that have a legitimate business need for such information, including, but not limited to, the Funds’ custodian; administrator; proxy voting vendor; third parties that deliver analytical,

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statistical or consulting services; financial printers; pricing information vendors; derivatives collateral managers; legal counsel and independent registered public accounting firm as well as rating and ranking organizations.  The Trust’s service arrangements with each of these entities include a duty of confidentiality (including appropriate limitations on trading) regarding portfolio holdings data by each service provider and its employees, either by law or by contract.  The frequency with which complete portfolio holdings may be disclosed to a service provider, and the length of lag, if any, between the date of information and the date on which the information is disclosed to the service provider, is to be determined based on the facts and circumstances, including, without limitation, the nature of the portfolio holdings information to be disclosed, the risk of harm to the Funds’ shareholders, and the legitimate fund business purposes served by such disclosure.  Neither the Advisor, the Funds nor any other person may pay or receive any compensation or other consideration of any type for the purpose of obtaining disclosure of Fund portfolio holdings or other investment positions.  “Consideration” includes any agreement to maintain assets in the Funds or in other investment companies or accounts managed by the Advisor or by any affiliated person of the Advisor.

Management of the Funds

35.           Comment: Shareholder Nominations (33) – In the first paragraph under the caption “Trust Committees,” please clarify the appropriate notice provisions applicable to shareholder nominations.

Response:  The second and third sentences under the “Trust Committees” section of the SAI have been replaced with the following:

While the Nominating and Corporate Governance Committee is solely responsible for the selection and nomination of Trustee candidates, the Nominating and Corporate Governance Committee may consider nominees recommended by Fund shareholders. The Nominating and Corporate Governance Committee will consider recommendations for nominees from shareholders sent to the Secretary of the Trust, c/o PENN Capital Management Company, Inc., Three Crescent Drive, Suite 400, Philadelphia, Pennsylvania 19112. A nomination submission must include all information relating to the recommended nominee that is required to be disclosed in solicitations or proxy statements for the election of Trustees, as well as information sufficient to evaluate the individual’s qualifications. Nomination submissions must be accompanied by a written consent of the individual to stand for election if nominated by the Board and to serve if elected by the shareholders, and such additional information must be provided regarding the recommended nominee as reasonably requested by the Nominating and Corporate Governance Committee.

36.           Comment: Portfolio Manager Compensation (p. 36) – Pursuant to Item 20(b) of Form N-1A, please enhance the disclosure to describe with greater specificity the criteria on which each type of compensation is based (e.g., base salary and profit participation). With respect to the

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performance-based bonus, please identify any benchmark used to measure performance and state the length of the period over which performance is measured.

Response:  The disclosure has been revised as requested.

37.           Comment: Codes of Ethics (p. 38) – Item 17(e) of Form N-1A requires certain disclosure concerning codes of ethics adopted by a fund’s investment adviser and its principal underwriter. The current disclosure references only the Trust and the Advisor. Please revise the disclosure, as appropriate. Please also include the Codes of Ethics of the principal underwriter as an exhibit to the Registration Statement.

Response:  The disclosure has been revised as requested.  The Code of Ethics of Foreside Financial Group, LLC, on behalf of Foreside Fund Services, LLC and Foreside Compliance Services, LLC, will be filed as an exhibit to the Registration Statement as requested.

OTHER COMMENTS

38.           Comment: Series and Class Identifiers – Please update the Trust’s series and class identifiers to reflect the ticker symbol for each class. See Rule 313(b)(1) of Regulation S-T.

Response:  The Trust’s series and class identifiers will be updated to reflect the ticker symbols for each class prior to effectiveness of the Registration Statement.

39.           Comment: We may have additional comments on incomplete portions of the filing when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response:  The Trust acknowledges this comment.

40.           Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your Registration Statement.

Response:  The Trust does not expect to submit an exemptive application or no-action request in connection with the Registration Statement.

41.           Comment: Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response:  The Trust acknowledges this comment.

42.           Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

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Response:  The Trust acknowledges this comment.

Please do not hesitate to contact me at the above number or, in my absence, J. Stephen Feinour, Jr. at (215) 564-8521, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Michael P. O’Hare
Michael P. O’Hare, Esquire

cc:           Lisa L.B. Matson, Esquire
J. Stephen Feinour, Jr., Esquire